EMAIL TO ELIGIBLE PARTICIPANTS, DATED AUGUST 13, 2009

To: Eligible Option Exchange Participants

From: C. Nicholas Keating, Jr., President & CEO

Date: August 13, 2009

Subject:  IMPORTANT MESSAGE:  Employee Stock Option Exchange

I am pleased to announce that today, Network Equipment Technologies, Inc. has commenced an exchange offer (the “Offer”) that will give you the opportunity to exchange certain of your outstanding options to purchase shares of our Common Stock (“eligible options”) for restricted shares of our Common Stock (“restricted shares”). In connection with the Offer, the following documents are attached:

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an Offer to Exchange, which describes the terms and conditions of the Offer;

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a Letter of Participation, which (in the event you decide to participate in the Offer) you must properly complete, sign and return to us before the expiration of the Offer, expected to be 12:00 P.M. (noon), California time, on September 11, 2009, unless extended pursuant to the terms of the Offer; and

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a Withdrawal Letter, should you decide to withdraw a previously submitted Letter of Participation.

In addition, today we have mailed to you at your home address a statement listing all of your options and identifying those which are eligible options under the Offer.

I strongly encourage you to review all these materials and, if necessary, consult your personal tax or financial advisor so that you can make an informed decision about whether to participate in the Offer. If you would like further information about the Offer, please contact Bobbi Parry, Assistant Controller, at 510-574-2820 or Karen Drumm, Treasury Manager, at 510-574-2695; alternatively, you may contact both Bobbi and Karen by e-mail at stock_admin@net.com.

Sincerely,

C. Nicholas Keating, Jr.

President & CEO

IMPORTANT NOTICE:

We are providing all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer. Eligible participants should read these materials carefully because they contain important information about the Offer. We have also filed the materials and other related documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the commencement of the Offer. These materials and all other filed documents (including periodic, quarterly and annual reports) are and will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.